August 11, 2021

VIA EDGAR TRANSMISSION

Jeremy S. Braun
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Delaying Amendment for: Total Fund Solution (the “Registrant”)
Registration Statement on Form N-1A
File No. 333-258648

Dear Mr. Braun:

Pursuant to Rule 473 of the Securities Act of 1933 (the “Securities Act”), the following delaying amendment is hereby incorporated into the Registrant’s Form N-1A filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2021 (Accession No. 0000894189-21-005157).

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin on August 11, 2021.

If you have any questions or comments, please do not hesitate to contact Elaine Richards at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Michael J. Weckwerth
Michael J. Weckwerth
Trustee
Total Fund Solution